UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2009.
Commission File Number: 001-31221
Total number of pages: 4

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)
Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐         No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Notice Concerning Decision on Matters Relating to Share Repurchase

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.
Date: November 9, 2009	By:	/S/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

NTT DoCoMo, Inc
Sanno Park Tower
2-11-1 Nagata-cho
Chiyoda-ku, Tokyo
100-6150, Japan
For Immediate Release
Notice Concerning Decision on Matters Relating to Share Repurchase
(Share Repurchase under Article 165 (2) of the Corporation Law)
TOKYO, JAPAN, November 9, 2009 — NTT DOCOMO, INC. announced that its Board of Directors resolved today on matters relating to its share repurchase under Article 156 of the Corporation Law, as applied pursuant to Article 165 (3) of the Corporation Law, as detailed below.
1.	Reasons for share repurchase
To improve capital efficiency and to implement flexible capital policies in accordance with the business environment
2.	Details of share repurchase
(1)	Class of shares: Common stock

(2)	Aggregate number of shares to be repurchased: Up to 160,000 shares (equal to 0.38% of total issued shares excluding treasury shares)

(3)	Aggregate price of shares to be repurchased: Up to 20,000,000,000 yen

(4)	Period for share repurchase: From November 10 to 30, 2009
Notes
Treasury shares held by NTT DOCOMO, INC. as of November 9, 2009:
-Aggregate number of issued shares: 41,759,807 shares (excluding treasury shares)
-Number of treasury shares: 2,190,193 shares
For further information, please contact:
Shoichiro Kaneko or Masaki Okamura
International PR
Public Relations Department
Tel: +81-3-5156-1366
Fax: +81-3-5501-3408
Website: www.nttdocomo.com
Inquiries may also be made through the following URL:
http://www.nttdocomo.com/contact
About NTT DOCOMO
NTT DOCOMO is the world’s leading mobile operator and provider of advanced mobile services. The company serves over 55 million customers in Japan, including 48 million using i-mode™, the world’s most popular mobile e-mail/Internet platform, and 51 million using FOMA™, the world’s original 3G mobile service based on W-CDMA. As a leader in the development of cutting-edge mobile technologies, DOCOMO is continually expanding the role of mobile phones as versatile and highly personalized “lifestyle tools” for everyday life, including with a wide range of innovative services for mobile payments, GPS, mobile TV, multimedia content and much more. NTT DOCOMO is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.
FOMA and i-mode are trademarks or registered trademarks of NTT DOCOMO, INC. in Japan and other countries.
FOMA service is only available in Japan.